Exhibit 99.3

KORNIT DIGITAL LTD.

PROXY FOR THE 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 12, 2021

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Alon Rozner and Nitsan Deutsch, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Kornit Digital Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Thursday, July 7, 2021, at the 2021 Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, on Thursday, August 12, 2021 at 12:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of 2021 Annual General Meeting of Shareholders of the Company and accompanying Proxy Statement relating to the Meeting (the “Proxy Statement”).

The undersigned acknowledges receipt of the Notice of 2021 Annual General Meeting of Shareholders and the Proxy Statement.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal, this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

KORNIT DIGITAL LTD.

August 12, 2021

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW.

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

		FOR	AGAINST	ABSTAIN
1.

(a) To re-elect Mr. Yuval Cohen for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2024 and until his successor is duly elected and qualified.

(b) To re-elect Mr. Stephen Nigro for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2024 and until his successor is duly elected and qualified.

(c) To re-elect Mr. Ronen Samuel for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2024 and until his successor is duly elected and qualified.

		□ □ □	□ □ □	□ □ □
2.	Approval of an amendment to the Company’s Articles of Association (the “Articles”) that sets the forums for adjudication of disputes under the Articles	□	□	□
3.	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2021 and until the Company’s 2022 annual general meeting of shareholders, and to authorize the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s annual compensation.	□	□	□

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	□

Signature of shareholder	Date	Signature of shareholder	Date
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.